Annual Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on October 31, 2012. Stockholders voted as indicated below:

                                                                  Withheld
                                          Affirmative   Against   Authority

Election of Joseph T. Grause, Jr.
-Class I to serve until 2013               7,783,105    129,699    38,864
Election of Christopher B. Brader
-Class II to serve until 2014              7,786,431    126,687    38,550
Election of Marran H. Ogilvie
-Class III to serve until 2015             7,713,777    198,944    38,947
Re-election of Richard A. Silver
-Class III to serve until 2015             7,813,059    100,756    37,853

Mr. Julian Reid, continues to serve as a Director of the Fund.